May 19, 2004

DYNAMIC REPORTS CLOSING OF $12,474,000 BOUGHT DEAL FINANCING

DYNAMIC OIL & GAS, INC. is pleased to report that, further to its news release dated April 30, 2004, the Company has closed the bought deal financing with Octagon Capital Corporation as lead underwriter and Raymond James Ltd. for gross proceeds of $12,474,000.

Under the terms of the financing, Dynamic issued a total of 2,000,000 flow-through common shares at a price of $5.60 per share. In addition, the underwriters exercised their option to place a further 280,000 non-flow-through common shares at a price of $4.55 per share.

Wayne Babcock, President and CEO, states “Dynamic will use the net proceeds of the share offering to accelerate continued exploration and development of its core oil and natural gas properties at Cypress/Chowade and Orion in N.E. British Columbia.” Proceeds from the flow-through shares will be used to incur certain types of Canadian Exploration Expense (“CEE”) as defined in the Income Tax Act (Canada) and Dynamic will renounce, for the 2004 taxation year, such CEE in favour of purchasers of the flow-through shares in an amount equal to the issue price for the flow-through share.

DYNAMIC OIL & GAS, INC. is a Canadian based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. The Company owns working interests in several central Alberta producing properties, and in early-stage exploration properties located in southwestern and northern British Columbia.

On Behalf of the Board of Directors,

Wayne J. Babcock
President & CEO

"THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY THAT THE PROCEEDS OF THIS FINANCING WILL BE LIMITED TO EXPLORATION AND DEVELOPMENT ON ONLY THE PROPERTIES LISTED ABOVE. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING A RISK THAT THE COMPANY WILL NOT BE ABLE TO SPEND THE PROCEEDS BY DECEMBER 31, 2005 IN ORDER TO PROVIDE FULL RENOUNCEMENT OF THE EXPENDITURES AS SET OUT IN THE INCOME TAX ACT (CANADA) AND THE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 20, 2003."

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550 Toll free: 1-800/663-8072 Fax: 604/214-0551 E-mail: infodynamic@dynamicoil.com Website: www.dynamicoil.com